Exhibit 99.1

B.O.S. Better Online Solutions Reports Financial Results for the
Second Quarter ended June 30, 2017

Net Income of $166,000 in the Second Quarter. Net Income of $500,000 anticipated for the year 2017
Eyal Cohen appointed as Co-CEO

RISHON LEZION, Israel, August 16, 2017 (GLOBE NEWSWIRE) - B.O.S. Better Online Solutions Ltd. (the “Company”, “BOS”) (Nasdaq: BOSC), a leading Israeli provider of RFID and Mobile solutions and a global provider of Supply Chain solutions to enterprises, announced today its financial results for the Second quarter ended June 30, 2017.

Yuval Viner, Co-CEO, stated: “We ended the second quarter with net income of $166,000, compared to a net income of $126,000 in the comparable quarter of the previous year. Taking into account our existing backlog, we anticipate our annual net income to grow from $360,000 in 2016 to $500,000 in 2017. Revenues for the second quarter reflects 6.5% growth as compared to the comparable quarter last year, we expect growth in our 2017 revenues, as compared to revenues in 2016.

“I am also pleased to welcome Eyal Cohen as Co-CEO of BOS, in addition to his continued role as CFO. In this position, Eyal will lead our strategic initiatives”, Yuval concluded.

Eyal Cohen, Co-CEO and CFO, stated: “In the recent 12 months, we’ve generated EBITDA of $1 Million, and our net debt was reduced to a low $1.3 million. This allows us to pursue organic and inorganic growth.”

BOS conference call is rescheduled to Wednesday, August 16, 2017 at 10:00 a.m. EDT - 5:00 p.m., Israel Time (instead of Thursday, August 17, 2017). A question-and-answer session will follow management’s presentation. To access the conference call, please dial one of the following numbers:

US: +1-866-8609642, International: +972-3-9180687.

For those unable to listen to the live call, a script of the call will be available the next day after the call on BOS’s website, at: http://www.boscorporate.com

About BOS
B.O.S. Better Online Solutions Ltd. (BOSC) is a leading Israeli provider of RFID and Mobile solutions and a global provider of Supply Chain solutions to enterprises. BOS’ RFID and Mobile division offers both turnkey integration services as well as stand-alone products, including best-of-breed RFID and AIDC hardware and communications equipment, BOS middleware and industry-specific software applications. The Company’s Supply Chain division provides electronic components consolidation services to the aerospace, defense, medical and telecommunications industries as well as to enterprise customers worldwide. For more information, please visit: www.boscorporate.com.

For more information:
Eyal Cohen
Co-CEO and CFO
+972-542525925

Use of Non-GAAP Financial Information
BOS reports financial results in accordance with U.S. GAAP and herein provides some non-GAAP measures. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis that is consistent with financial models developed by research analysts who follow the Company. The reconciliation set forth below is provided in accordance with Regulation G and reconciles the non-GAAP financial measures with the most directly comparable GAAP financial measures.

Safe Harbor Regarding Forward-Looking Statements
The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS.  These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions and continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties detailed in BOS’s periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

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CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,
	2017	2016	2017	2016
	(Unaudited)		(Unaudited)

Revenues	$13,780	$14,375	$6,716	$6,308
Cost of revenues	10,868	11,508	5,252	4,992
Gross profit	2,912	2,867	1,464	1,316

Operating costs and expenses:
Sales and marketing	1,591	1,546	777	755
General and administrative	845	809	449	351
Total operating costs and expenses	2,436	2,355	1,226	1,106

Operating income	476	512	238	210
Financial expenses, net	(163)	(166)	(72)	(84)
Net income	$313	$346	$166	$126

Basic and diluted net income per share	$0.10	$0.14	$0.05	$0.05

Weighted average number of shares used in computing basic net income per share	3,051	2,446	3,104	2,512
Weighted average number of shares used in computing diluted net income per share	3,051	2,452	3,104	2,518

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CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	June 30, 2017	December 31, 2016
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,790	$1,286
Restricted bank deposits	203	196
Trade receivables	9,195	7,928
Other accounts receivable and prepaid expenses	1,025	992
Inventories	2,759	2,314

Total current assets	14,972	12,716

LONG-TERM ASSETS	183	43

PROPERTY AND EQUIPMENT, NET	458	514

OTHER INTANGIBLE ASSETS, NET	167	195

GOODWILL	4,676	4,676

Total assets	$20,456	$18,144

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CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	June 30, 2017	December 31, 2016
	(Unaudited)	(Audited)

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of long term loans	400	400
Trade payables	5,609	4,601
Employees and payroll accruals	708	677
Deferred revenues	928	680
Accrued expenses and other liabilities	298	259

Total current liabilities	7,943	6,617

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	2,656	2,734
Accrued severance pay	212	194
Deferred gain	2	15

Total long-term liabilities	2,870	2,943

SHAREHOLDERS’ EQUITY	9,643	8,584

Total liabilities and shareholders’ equity	$20,456	$18,144

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RECONCILIATION OF NON-GAAP FINANCIAL RESULTS

(U.S. dollars in thousands)

	Six months ended June 30,		Three months ended June 30,
	2017	2016	2017	2016
	(Unaudited)		(Unaudited)

Net Income as reported	$313	$346	$166	$126
Adjustments:
Amortization of intangible assets	28	53	14	23
Stock based compensation	32	68	15	34
Acquisition expenses	-	30	-	-
Total Adjustments	60	151	29	57
Net Income on a Non-GAAP basis	$373	$497	$195	$183

CONDENSED CONSOLIDATED EBITDA

(U.S. dollars in thousands)

	Six months ended June 30,		Three months ended June 30,
	2017	2016	2017	2016

Operating income	$476	$512	$238	$210
Add:
Amortization of intangible assets	28	53	14	23
Stock based compensation	32	68	15	34
Depreciation	90	93	44	46
EBITDA	$626	$726	$311	$313

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SEGMENT INFORMATION

(U.S. dollars in thousands)

	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated
	Six months ended June 30, 2017				Three months ended June 30, 2017

Revenues	$6,229	$7,639	$(88)	$13,780	$2,918	$3,823	$(25)	$6,716

Gross profit	$1,533	$1,379	$-	$2,912	$749	$715	$-	$1,464

	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated
	Six months ended June 30, 2016				Three months ended June 30, 2016

Revenues	$6,034	$8,368	$(27)	$14,375	$2,584	$3,750	$(26)	$6,308

Gross profit	$1,499	$1,368	$-	$2,867	$687	$629	$-	$1,316

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